Exhibit 8.1

June 28, 2017

The Board of Directors of	The Board of Directors of
First Bancorp	ASB Bancorp, Inc.
300 SW Broad Street	11 Church Street
Southern Pines, North Carolina 28387	Asheville, North Carolina 28801

Ladies and Gentlemen:

We have acted as U.S. federal income tax counsel to First Bancorp, a North Carolina corporation, in connection with the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of May 1, 2017, by and between First Bancorp and ASB Bancorp, Inc., a North Carolina corporation (“ASBB”), pursuant to which ASBB will merge with and into First Bancorp, with First Bancorp continuing as the surviving corporation (the “Merger”), and each share of ASBB common stock, $0.01 par value per share, issued and outstanding immediately prior to the time the Merger becomes effective will be converted into the right to receive: (i) cash in the amount of $41.90 (the “Cash Consideration”), less any applicable withholding taxes; (ii) 1.44 shares of First Bancorp common stock, no par value per share (the “Stock Consideration”); or (iii) a combination of the Cash Consideration and Stock Consideration (the “Mixed Consideration”) in such proportions as requested by the holder of such share of ASBB common stock to the extent available after the proration of the total Merger Consideration to 10% Cash Consideration and 90% Stock Consideration in accordance with Section 3.2 of the Merger Agreement (items (i), (ii), or (iii) are referred to herein individually as the “Per Share Purchase Price” and collectively as the “Merger Consideration”); provided, however, the maximum number of shares of First Bancorp common stock to be issued in exchange for shares of ASBB common stock will be equal to 19.9% of the number of shares of First Bancorp common stock issued and outstanding immediately before the effective time of the Merger (the “Maximum Stock Consideration”), and to the extent the total Stock Consideration would otherwise exceed the Maximum Stock Consideration, the proration of the total Merger Consideration between Cash Consideration and Stock Consideration will be appropriately adjusted. Pursuant to Section 8.1(g) of the Merger Agreement, we are rendering our opinion (the “Opinion”) concerning certain U.S. federal income tax consequences of the Merger.

In preparing our Opinion, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of (i) the registration statement on Form S-4 relating to the Merger filed with the Securities and Exchange Commission (the “SEC”) on or about the date hereof (the “Registration Statement”), (ii) the Merger Agreement and (iii) such other documents and information as we have deemed necessary or appropriate to render our Opinion. In addition, we have relied upon the accuracy and completeness of certain statements and representations made by First Bancorp and ASBB, including those set forth in letters dated as of the date hereof from an officer of each of First Bancorp and ASBB (the “Representation Letters”). For purposes of rendering our Opinion, we have assumed that such statements and representations are accurate and complete without regard to any qualification as to knowledge or belief. Our Opinion assumes and is expressly conditioned on, among other things, the initial and continuing accuracy and completeness of the facts, information, covenants and representations set forth in the documents referred to above and the statements and representations made by First Bancorp and ASBB, including those set forth in the Representation Letters. For purposes of our Opinion, we have not independently verified all of the facts, representations and covenants set forth in the Representation Letters, the Registration Statement, the Merger Agreement or in any other document. We have also assumed that the Merger will be consummated in the manner contemplated by the Registration Statement and the Merger Agreement.

For purposes of our Opinion, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, electronic or photostatic copies and the authenticity of the originals of such copies. In making our examination of documents executed, or to be executed, we have assumed (i) that the parties thereto had, or will have, the power, corporate or other, to enter into and to perform all obligations thereunder, and (ii) that each document executed by a party constitutes, or once executed by a party will constitute, a valid and binding obligation of such party, enforceable in accordance with its terms.

In rendering our Opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, pertinent judicial authorities, published opinions and administrative pronouncements of the Internal Revenue Service (the “IRS”), and such other authorities as we have considered relevant, all as they exist on the date hereof and all of which are subject to change or differing interpretations, possibly on a retroactive basis. A change in any of the authorities upon which our Opinion is based could affect our conclusion herein. It should be noted that an opinion of counsel is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position or that a court will not sustain such a position if asserted by the IRS. In addition, any material changes to the documents referred to above could affect our Opinion.

Based on and subject to the foregoing and the other limitations, assumptions, qualifications and exclusions set forth in this letter and in the discussion set forth in the section of the Registration Statement entitled “Proposal No. 1 – The Merger – Material U.S. Federal Income Tax Consequences and Opinion of Tax Counsel,” we are of the opinion that, under current law: (i) such discussion is accurate in all material respects insofar as it relates to matters of United States Federal income tax; (ii) the Merger will be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code; and (iii) each of First Bancorp and ASBB will be a party to such reorganization within the meaning of Section 368(b) of the Code with respect to the Merger.

Except as set forth above, we express no opinion to any party as to any tax consequences, whether U.S. federal, state, local or foreign, of any transaction related to the Merger. Our Opinion has been prepared pursuant to Section 8.1(g) of the Merger Agreement and may not be relied upon for any other purpose without our prior written consent. Our Opinion is expressed as of the date hereof, and we disclaim any obligation to supplement or revise our Opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, statement, representation or assumption relied upon herein that becomes inaccurate.

We consent to the use of our name in the Registration Statement and to the filing of this Opinion with the SEC as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

/s/	Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.